Ecopetrol Group replaced 104% of its production, doubling the 2023 incorporation of proven reserves.

•	The incorporation of proven reserves for the Ecopetrol Group was 260 MBOE[1], 2.2 times compared to 2023
•	Proven reserves amounted to 1,893 MBOE. The 2024 total production was replaced with an additional 4%.
•	89% of the reserves were originated from fields in Colombia and the remaining 11% in the United States.

Ecopetrol S.A. (BVC: ECOPETROL, NYSE: EC) announced today its proven reserves of oil, condensates, and natural gas (1P reserves), which includes the results of Ecopetrol S.A., its subsidiaries and affiliates, as of December 31, 2024.

99.2% of the reserves were estimated and certified based on the standards and methodology of the US Securities and Exchange Commission (SEC) by three recognized, specialized, and independent firms (Ryder Scott Company, DeGolyer and MacNaughton, and Gaffney, Cline & Associates), and the remaining 0.8%, were certified by Ecopetrol's Resources and Reserves Management. The 2024 reserves were valued based on the Brent reference price of USD 79.7/bbl compared to USD 82.8/bbl used in 2023.

By the end of 2024, the Ecopetrol Group's net proven reserves amounted 1,893 MBOE (+10 MBOE versus 2023). The reserve replacement ratio was 104%2, and the average reserve life was 7.6 years (7.8 years for liquids and 6.7 years for gas).

In 2024, the Ecopetrol Group incorporated 260 MBOE of proven reserves, the highest in the last three years, of which 244.3 MBOE were crude oil and 15.3 MBOE gas, for a total accumulated production for the year of 250 MBOE3, the highest in the last nine years. Of the total balance of proven reserves, 80% are liquids reserves and 20% are gas reserves.

Organically, 231 MBOE4 were incorporated through the timely maturation of new projects and the execution and implementation of primary development and enhanced recovery expansion projects in fields like Caño Sur, Rubiales, Castilla, Chichimene, Akacias, Pauto-Floreña, La Cira-Infantas, Apiay-Suria, Palogrande, among others.

1 Millions of Barrels of Oil Equivalent

2 For Colombian operations the RRR was 109%.

3 Production corresponding to the stake of the Ecopetrol Group, including internal gas consumption for operation, gas royalties in Colombia, excluding crude oil royalties and international gas royalties.

4 Includes changes in revisions, enhanced recovery, and extensions and discoveries.

Inorganically, net of acquisitions and divestments, 29 MBOE were incorporated by the Ecopetrol Group in 2024, including the successful acquisition of the 45% stake from Repsol Colombia Oil & Gas in the CPO-09 block, located in the Meta department, consolidating 100% ownership of this strategic asset in the Piedemonte Llanero, by adding 32 MBOE.

The increase in reserves achieved in 2024 is one of the pillars of the Ecopetrol Group's strategy to ensure its long-term sustainability.

Ecopetrol Group Proven Reserves 2024

(Millions of Barrels of Oil Equivalent – MBOE)

	2024	2023	2022
Initial Reserves (January 1st)	1,883	2,011	2,002
Revisions	84.4	9	63
Enhanced Recovery	97	93	81
Extensions and Discoveries	49.2	17	57
Minerals Sales	-6	0	0
Minerals Purchases	35	0	48
Production	-250	-247	-240
Year-end Proved Reserves	1,893	1,883	2,011

On the gas front, the net incorporation of 15 MBOE stands out, due to: i) projects related with new development wells and infrastructure optimization with pressure reduction in the Piedemonte Llanero in the Pauto and Floreña fields, ii) execution plan of activities in Permian, and iii) commerciality of Arrecife, which partially offset the impacts of water intrusion in the Cupiagua, Cusiana, Guajira, and Gibraltar fields.

Ecopetrol Permian LLC incorporated 22 MBOE5 mainly as a result of optimizations made in drilling campaigns in the Midland and Delaware sub-basins in Texas, United States.

5 Organic incorporation 29 MBOE, economic factors -4 MBOE, acquisitions and divestments -3 MBOE.

Bogota D.C., February 20, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co